ASML Holding N.V. De Run 6501 5504 DR Veldhoven The Netherlands

August 31, 2005

VIA EDGAR
Securities and Exchange Commission Division of Corporate Finance
100 F Street, NE Washington, DC 20549

Re:	ASML Holding N.V. Withdrawal of Application for Withdrawal of Registration Statement (File No. 333-83266)

Ladies and Gentlemen:

ASML Holding N.V. hereby withdraws its application, which was submitted to the Commission pursuant to a letter dated October 27, 2003, for an order granting withdrawal of its registration statement on Form F-3 (File No. 333-83266) and all exhibits thereto, in accordance with Rule 477 of the Securities Act of 1933.

If you have any questions, please call Rick Ely or James McDonald of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at +44 207 519 7000.

Yours very truly, ASML Holding N.V.

By:	/s/ Peter T.F.M. Wennink

Peter T.F.M. Wennink Executive Vice President and Chief Financial Officer

cc:	Rick Ely James McDonald